SMX (Security Matters) PLC

Mespil Business Centre, Mespil House, Sussex Road

Dublin 4, Ireland

April 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Austin Pattan and Matthew Crispino

RE:	SMX (Security Matters) PLC

Amendment No. 3 to Registration Statement on Form F-1

Filed April 28, 2023

File No. 333-270674

Ladies and Gentlemen:

This letter sets forth responses of SMX (Security Matters) PLC (the “Company”) to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 7, 2023 (the “Comment Letter”) relating to the Registration Statement on Form F-1, as amended (File No. 333-270674) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this response letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 3”).

For convenience, we have set forth below, in bold type, the enumerated written comments provided in the Comment Letter to the Company. The response of the Company to each comment is set forth immediately following the comment. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note your response to our prior comment 3 and reissue the comment in part. Please disclose the amount available to the Company under the Standby Equity Purchase agreement at the applicable floor price.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 8 of Amendment No. 3.

General

2.	Include audited financial statements for the most recently completed fiscal year. Refer to Item 8 of Form 20-F.

Effect has been given to the Staff’s comment. Please see the audited financial statement for the most recently completed fiscal year on pages F-1 to F-63 of Amendment No. 3.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen E. Fox of Ruskin Moscou Faltischek PC, counsel to the Registrant, at 516-663-6580 with any questions or further comments you have regarding the Registration Statement, the proposed Amendment No. 3 or if you wish to discuss the above responses.

Very truly yours,

/s/ Haggai Alon
Chief Executive Officer

cc:	Stephen E. Fox, Esq.
Ruskin Moscou Faltischek PC